HALO RESOURCES LTD.



                           REPORT TO THE SHAREHOLDERS
           2005

       ANNUAL &

        SPECIAL

        MEETING
                        NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS INFORMATION CIRCULAR
                        AUDITED CONSOLIDATED FINANCIAL STATEMENTS
                        MANAGEMENT'S DISCUSSION & ANALYSIS



          PLACE:        SUITE 1305, 1090 WEST GEORGIA STREET
                        VANCOUVER, BRITISH COLUMBIA
                        V6E 3V7

           TIME:        10:00 A.M. (VANCOUVER TIME)

           DATE:        WEDNESDAY, FEBRUARY 9, 2005

                                                                January 12, 2005


                             REPORT TO SHAREHOLDERS


Dear Shareholders:

We are please to provide this report to shareholders on our activities for the year ended August 31, 2004 and through to January 12, 2005.

This was an exciting year of new direction and focus. During fiscal 2004 we focused on a restructuring of our affairs, settlement of our indebtedness and conducting new equity financings. The Company is now a Canadian based resource company focused on the acquisition of near term production base and precious metal deposits. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

Much has also been accomplished since the end of our fiscal year. The Company has formalized agreements for the acquisition of two key properties, being the Duport Property and the Bachelor Lake Property.

The Company's initial acquisition and primary project is the Duport Property, comprising 67 mineral claims occupying 3,012 acres, located near Kenora, Ontario. The Duport Property hosts a historical gold resource of over 700,000 ounces (non NI 43-101 compliant) with exceptional exploration upside. Increasing known reserves through an aggressive exploration program and advancing the Duport Property towards commercial production are key corporate objectives for 2005. The Company will commence with a phased exploration program on the Duport Property. Phase I will include a geophysical survey over previously untested areas followed by preliminary diamond drilling of anomalies and favourable geology. The cost of the Phase I program is estimated at approximately $650,000. Contingent on the success of Phase I, Phase II would follow up significant mineralization and/or favourable stratigraphy intersected in Phase I drilling. The Phase II program is estimated to cost $1.6 million.

The Company's second acquisition was the Bachelor Lake Property, comprising 50 mining claims and two mining concessions covering a total area of 1,840 hectares, located in La Sueur Township of the Abitibi region of Quebec. The Bachelor Lake Property contains infrastructure to support production (including, an office, shop, dryer, compressor room and headframe) and a 500 ton per day mill with a cyanidation plant and crusher room. Resource estimates, on the Bachelor Lake Property (prepared in compliance with NI 43-101), are estimated to comprise of measured resources of 185,450 metric tonnes at 8.81 grams per tonne gold (above the 12th level) and indicated resources of 196,570 metric tonnes at
10.42 grams per tonne gold and inferred  resources of 232,500  metric  tonnes at
10.42 grams per tonne gold (both below the 12th level). The Company will assume the ongoing work program at the Bachelor Lake Property of de-watering of old workings and once completed move to implement an underground drill program to test new targets at depth below the historical workings. The de-watering is expected to be completed by February 2005 and underground diamond drilling commence in April 2005. The cost of this program is estimated at $3.2 million.

In November the Company announced a major financing of a base amount of $5.5 million with Canaccord Capital Corporation and Pacific International Securities Inc. Because of strong demand for the financing the agents exercised their over allotment option and a total of $6.4 million was raised. The funding will be used for exploration and development and general working capital purposes.

Approximately 30,000 metres of exploration diamond drilling will be carried out over the next six months making it one of the largest exploration programs in Canada. It is anticipated that this will result in a significant expansion of the current mineral resources of both properties and accelerate the development towards production. To further diversify the Company's portfolio of advanced projects and further increase shareholder value the Company is carrying out an ongoing program of property identification, examination and acquisition. We are currently evaluating several project acquisitions that we feel will assist the Company in becoming one of the best growth stories in 2005.

We would like to thank our shareholders for remaining loyal to the Company over the years. We feel that the achievements made in 2004 will provide a solid base for growth and development for the Company.


                                     On Behalf of the Board,

                                     /s/ Marc Cernovitch

                                     Vice-President, Corporate Development

                               HALO RESOURCES LTD.


              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of HALO RESOURCES LTD. (hereinafter called the "Corporation") will be held at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia on Wednesday, the 9th day of February, 2005, at 10:00 a.m.(local time), for the following purposes:

1.       To receive the Report to the Shareholders;

2. To receive the audited consolidated financial statements of the Corporation for the fiscal year ended August 31, 2004 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors thereon;

3. To appoint Auditors and to authorize the Directors to fix their remuneration;

4.       To elect five Directors for the ensuing year;

5. To consider, and if thought fit, to pass an ordinary resolution to ratify, confirm and approve the Corporation's stock option plan;

6. To consider and, if thought fit, pass an ordinary resolution to approve any Change of Control (as defined in TSX Venture Exchange Policy 1.1) of the Corporation in favour of Patrick Sheridan and/or The Sheridan Platinum Group Ltd. which may result pursuant to the letter agreement dated July 5, 2004 between the Corporation, Patrick Sheridan and The Sheridan Platinum Group Ltd., as such agreement may be amended or superceded from time to time; and

7. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Report to the Shareholders referred to in item 1 above, as well as the Corporation's Quarterly Report for its fourth fiscal quarter which contains the Corporation's audited consolidated financial statements for the fiscal year ended August 31, 2004, a Management Proxy Circular, a form of Proxy and an Annual Return Card Form. The accompanying Management Proxy Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

To be valid, the accompanying form of Proxy, duly completed, dated and signed, must arrive at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or delivered to the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting.

If you are a non-registered shareholder of the Corporation and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 13th day of January, 2005.

                                       BY ORDER OF THE BOARD

                                       /s/ NICK DEMARE

                                       Nick DeMare, President

                               HALO RESOURCES LTD.

                      Suite 1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7


                            MANAGEMENT PROXY CIRCULAR

   (Containing information as at January 13, 2005 unless indicated otherwise)



SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF HALO RESOURCES LTD. (THE "CORPORATION") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION (AND ANY ADJOURNMENT THEREOF) TO BE HELD ON FEBRUARY 9, 2005 (THE "MEETING") AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost. All costs of solicitation by management will be borne by the Corporation.

The contents and the sending of this Management Proxy Circular have been approved by the directors of the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the President and a director, respectively, of the Corporation. A Shareholder wishing to appoint some other person (who need not be a shareholder) to represent him at the Meeting has the right to do so, either by stroking out the names of those persons named in the accompanying form of proxy and inserting the desired person's name in the blank space provided in the form of proxy or by completing another form of proxy. A PROXY WILL NOT BE VALID UNLESS THE COMPLETED FORM OF PROXY IS RECEIVED BY COMPUTERSHARE TRUST COMPANY OF CANADA, OF 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1 NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREOF.

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered and records office of the Corporation, Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in such Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54 -101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Management Proxy Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' Meetings unless the Beneficial Shareholders have waived the right to receive Meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered Shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Shareholder's name in the blank provided.

The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING -- THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED. All references to Shareholders in this Management Proxy Circular and the accompanying form of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy will be voted in favour of the matters to be brought before the Meeting as set out in this management proxy circular or withheld from voting if so indicated on the form of proxy.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Management Proxy Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:              unlimited common shares without par value
Issued and Outstanding:          16,540,340(1) common shares without par value

(1) As at January 13, 2005

Only Shareholders of record at the close of business on December 29, 2004 (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present as a Shareholder or as a representative of one or more corporate Shareholders, or who is holding a proxy on behalf of a Shareholder who is not present at the Meeting, will have one vote, and on a poll every Shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate Shareholders, will have one vote for each common share registered in his/its name on the list of Shareholders, which is available for inspection during normal business hours at COMPUTERSHARE TRUST COMPANY OF CANADA and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of D & H Group, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration.

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to determine the number of directors at five and to elect five directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation, or with the provisions of the Business Corporations Act.

Pursuant to National Instrument 54-101, a Notice of Meeting and Record Date has been filed with all securities administrators of jurisdictions wherein the Corporation's registered shareholders have their addresses and has been given to the TSX Venture Exchange at least 25 days before the Record Date.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation, and the number of shares of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.


                                  PRINCIPAL OCCUPATION AND IF NOT AT PRESENT
NAME, POSITION AND PROVINCE       AN ELECTED DIRECTOR, OCCUPATION DURING            DIRECTOR          NO. OF SHARES
& COUNTRY OF RESIDENCE(1)         THE PAST FIVE YEARS(1)                              SINCE         BENEFICIALLY HELD(2)


NICK DEMARE(3)                    Chartered Accountant.                           Jan. 30, 1966           334,643(4)
President & Director
British Columbia, Canada

WILLIE LEE(3)                     Chartered Accountant.                           Feb. 12, 2004             5,300
Director
British Columbia, Canada

ANDREW CARTER(3)                  Businessman.  Independent Corporate             Feb. 12, 2004            22,000
Director                          Consultant.
British Columbia, Canada

EWAN DOWNIE                       President and CEO of Wolfden Resources           May 31, 2004           875,000
Director                          Inc., a TSX Exchange traded company
Ontario, Canada                   (WLF:TSX); and Chairman of Sabina
                                  Resources Inc., a TSX-Venture Exchange
                                  traded company (SBB:TSX -V). Since
                                  1989, Mr. Downie has been the owner of
                                  Vytyl Exploration Services, a contracting
                                  business in mineral development and
                                  exploration for a wide variety of major and
                                  junior mining companies.

MARC CERNOVITCH                   Educated at McGill University, in                     n/a                   nil
Nominee                           Economics.  Mr. Cernovitch started his
British Columbia, Canada          career in the financial sector as a
                                  stockbroker and has lived and worked in
                                  Montreal, Calgary, Vancouver and most
                                  recently, New York.  Mr. Cernovitch has
                                  focused on corporate development, funding
                                  and building companies primarily in the
                                  resource and energy technology fields.


NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(3)      Denotes member of Audit Committee.
(4) Includes 208,659 common shares held directly and 91,404 common shares and 34,580 common shares held by DNG Capital Corp. ("DNG") and 888 Capital Corp. ("888"), respectively. DNG is a private company wholly-owned by Mr. DeMare. 888 is a private company 50% owned by Mr. DeMare.

STATEMENT OF EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

"Named Executive Officers" means the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Corporation, regardless of the amount of compensation of those individuals, and each of the Corporation's three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $150,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $150,000 whether or not they are an executive officer at the end of the fiscal year.

During the fiscal year ended August 31, 2004, the Corporation had one Named Executive Officer, Mr. Nick DeMare, the Corporation's President, CEO and CFO. The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officer during the financial years ended August 31, 2002, 2003 and 2004:


                                        ANNUAL COMPENSATION             LONG TERM COMPENSATION
                                  ------------------------------   --------------------------------
                                                                            AWARDS          PAYOUTS
                                                                   -----------------------  -------
                                                                   SECURITIES   RESTRICTED
                                                                      UNDER     SHARES OR                 ALL
NAME AND                                                OTHER       OPTIONS/    RESTRICTED               OTHER
PRINCIPAL                                               ANNUAL        SARS        SHARE       LTIP      COMPEN-
POSITION                YEAR(1)   SALARY    BONUS   COMPENSATION     GRANTED      UNITS     PAYOUTS     SATION
                                   ($)       ($)         ($)         (#)(2)        ($)        ($)         ($)
----------------        -------   ------------------------------   --------------------------------     ---------


Nick DeMare(3)           2004       Nil      Nil       8,000(5)    150,000(4)      N/A        N/A       55,638(5)
President, CEO,          2003       Nil      Nil         Nil         Nil/Nil       N/A        N/A       52,215(5)
CFO and Director         2002       Nil      Nil         Nil         Nil/Nil       N/A        N/A       46,080(5)
----------------        -------   ------------------------------   --------------------------------     ---------


NOTES:

(1)  Financial years ended August 31, 2002, 2003 and 2004.
(2) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.
(3) Mr. DeMare was appointed on July 4, 2003 as the President, CEO and CFO of the Corporation. (4) Includes 50,000 options granted to Chase Management Ltd. ("Chase"), a private company owned by Mr. DeMare. (5) Paid to Chase for accounting, administration and professional services rendered by Chase personnel. See "Management Contracts".

LONG-TERM INCENTIVE PLANS -- AWARD IN MOST RECENTLY COMPLETED FINANCIAL YEAR

The Corporation has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Name Executive Officer during the Corporation's most recently completed financial year. A "Long- Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

OPTIONS AND SHARE APPRECIATION RIGHTS

Option/SAR Grants During The Most Recently Completed Financial Year

The following table sets forth stock options granted to the Named Executive Officer during the financial year ended August 31, 2004:


------------------------------------------------------------------------------------------------------------------------
                                             % OF TOTAL                           MARKET VALUE OF
                          SECURITIES        OPTIONS/SARS                            SECURITIES
                            UNDER            GRANTED TO                             UNDERLYING
                         OPTIONS/SARS       EMPLOYEES IN       EXERCISE OR        OPTIONS/SARS ON        EXPIRATION
NAME                       GRANTED         FINANCIAL YEAR       BASE PRICE       THE DATE OF GRANT          DATE
                             (#)                (%)            ($/SECURITY)        ($/SECURITY)
------------------------------------------------------------------------------------------------------------------------


Nick DeMare               150,000(1)           18.15%             $0.60                $0.73              May 31/07
------------------------------------------------------------------------------------------------------------------------


NOTE:

(1) Includes 50,000 options granted to Chase.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR -END OPTION/ SAR VALUES

The following table sets out details of all the incentive stock options, both exercised and unexercised, for the Named Executive Officer during the financial year ended August 31, 2004:

------------------------------------------------------------------------------------------------------------------------
                                                                        UNEXERCISED              VALUE OF UNEXERCISED
                             SECURITIES                               OPTIONS/SARS AT           IN THE MONEY OPTIONS AT
                            ACQUIRED ON       AGGREGATE VALUE       FINANCIAL YEAR -END         FINANCIAL YEAR -END (1)
NAME                          EXERCISE           REALIZED        EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
                                (#)                 ($)                     (#)                           ($)
------------------------------------------------------------------------------------------------------------------------


Nick DeMare                     Nil                 N/A               150,000(2)/N/A                    45,000/N/A
------------------------------------------------------------------------------------------------------------------------

NOTES:

(1)  The closing price of the Corporation's shares on August 31, 2004 was $0.87.
(2)  Includes 50,000 options granted to Chase.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The  Corporation  does  not  have  any  compensatory  plan(s),   contract(s)  or
arrangement(s) with respect to the resignation, retirement or any other termination of the Named Executive Officer's employment, a change of control of our corporation or a change in the Named Executive Officer's responsibilities following a change in control, which entitle a Named Executive Officer to receive from the Corporation an amount, including all period payments or installments, exceeding $100,000.

COMPENSATION OF DIRECTORS

Cash Compensation

During the financial year ended August 31, 2004, the Corporation paid $1,000 for professional fees to a director who is not the Named Executive Officer of the Corporation.

Non-cash Compensation

The following table sets forth stock options granted by the Corporation during the financial year ended August 31, 2004 to the directors who are not the Named Executive Officer of the Corporation:


------------------------------------------------------------------------------------------------------------------------
                                             % OF TOTAL                           MARKET VALUE OF
                          SECURITIES        OPTIONS/SARS                            SECURITIES
                            UNDER            GRANTED TO                             UNDERLYING
                         OPTIONS/SARS       EMPLOYEES IN       EXERCISE OR        OPTIONS/SARS ON        EXPIRATION
NAME                       GRANTED         FINANCIAL YEAR       BASE PRICE       THE DATE OF GRANT          DATE
                             (#)                (%)            ($/SECURITY)        ($/SECURITY)
------------------------------------------------------------------------------------------------------------------------


Directors as a group        400,000            49.38%             $0.60                $0.73              May 31/07
who are not Named
Executive Officers
------------------------------------------------------------------------------------------------------------------------





The following table sets forth details of all exercises of stock options during the financial year ended August 31, 2004 by the directors who are not the Named Executive Officers, and the financial year end value of unexercised options:

------------------------------------------------------------------------------------------------------------------------
                                                                        UNEXERCISED              VALUE OF UNEXERCISED
                             SECURITIES                               OPTIONS/SARS AT           IN THE MONEY OPTIONS AT
                            ACQUIRED ON       AGGREGATE VALUE       FINANCIAL YEAR -END         FINANCIAL YEAR -END (1)
NAME                          EXERCISE           REALIZED        EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
                                (#)                 ($)                     (#)                           ($)
------------------------------------------------------------------------------------------------------------------------


Directors as a group            Nil                 N/A                 400,000/N/A                    108,000/N/A
who are not Named
Executive Officers
------------------------------------------------------------------------------------------------------------------------

NOTE:

(1)  The closing price of the Corporation's shares on August 31, 2004 was $0.87.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Corporation's financial year ended August 31, 2004, all information required with respect to compensation plans under which equity securities of the Corporation are authorized for issuance:

----------------------------------------------------------------------------------------------------------------------
                                                                                        NUMBER OF SECURITIES REMAINING
                            NUMBER OF SECURITIES TO BE                                   AVAILABLE FOR FUTURE ISSUANCE
                              ISSUED UPON EXERCISE OF     WEIGHTED-AVERAGE EXERCISE        UNDER EQUITY COMPENSATION
                                OUTSTANDING OPTIONS,     PRICE OF OUTSTANDING OPTIONS,     PLANS (EXCLUDING SECURITIES
                                WARRANTS AND RIGHTS          WARRANTS AND RIGHTS            REFLECTED IN COLUMN (A))
----------------------------------------------------------------------------------------------------------------------

Plan Category                          (a)                          (b)                               (c)

Equity compensation                 810,000(1)                     $0.61                          See Note(1)
plans approved by
securityholders
Equity compensation                    N/A                          N/A                              N/A
plans not approved by
securityholders
Total                                810,000                       $0.61                          See Note(1)
----------------------------------------------------------------------------------------------------------------------


NOTE:

(1) The Corporation has in place a "rolling" stock option plan (the "Plan") whereby the maximum number of Common shares that may be reserved for issuance pursuant to the Plan will not exceed 10% of the issued shares of the Corporation at the time of the stock option grant. As of the date hereof, Common shares may be reserved for issuance pursuant to the Plan. See "Particulars of Other Matters to be Acted Upon -- Stock Option Plan" for further particulars of the Plan.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No executive officers, directors, employees or former executive officers and directors of the Corporation are indebted to the Corporation. None of the directors, executive officers or proposed nominees of the Corporation nor any associate or affiliate of these individuals, is or has been indebted to the Corporation since September 1, 2003.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein or in the Financial Statements, no informed person of the Corporation, any proposed director of the Corporation, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation. An "informed person" means a director or executive office of a reporting issuer; a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; any person or company who beneficially owns, directly or indirectly, voting shares of a reporting issuer or who exercises control or direction over shares of the reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer; and a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

The Corporation has a management contract with Chase Management Ltd. ("Chase"), of Suite 1305 - 1090 W. Georgia Street, Vancouver, BC, V6E 3V7, a company wholly-owned by Nick DeMare, whereby the Corporation has retained Chase to provide ongoing administrative, accounting, professional and management services. In return for providing such services, Chase is paid a monthly fee of $3,000 plus any out-of-pocket disbursements made by Chase on the Corporation's behalf. In addition, the Corporation may engage Chase to perform extra services in which case Chase will charge the Corporation for its employees at competitive rates. The Corporation is also paying Chase $2,000 per month for the services of Mr. DeMare in his capacity as President, CEO and CFO of the Corporation. Payment for these services have been included as part of "Other Annual Compensation" and "All Other Compensation" of the Summary Compensation Table for Mr. DeMare.

AUDIT COMMITTEE

THE AUDIT COMMITTEE'S CHARTER

Mandate

The primary function of the audit committee (the "Committee") is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation's systems of internal controls regarding finance and accounting and the Corporation's auditing, accounting and financial reporting processes. The Committee's primary duties and responsibilities are to:

-    Serve as an independent  and objective  party to monitor the  Corporation's
     financial   reporting   and   internal   control   system  and  review  the
     Corporation's financial statements.

-    Review and appraise the performance of the Corporation's external auditors.

- Provide an open avenue of communication among the Corporation's auditors, financial and senior management and the Board of Directors.

COMPOSITION

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment as a member of the Committee. At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

MEETINGS

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the CFO and the external auditors in separate sessions.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Committee shall:

DOCUMENTS/REPORTS REVIEW

(a)      Review and update the Charter annually.

(b) Review the Corporation's financial statements, MD&A and any annual and interim earnings, press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

EXTERNAL AUDITORS

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Corporation.

(b)      Recommend  to  the  Board  of  Directors  the  selection   and,   where
         applicable, the replacement of the external auditors nominated annually for shareholder approval.

(c)      Review with management and the external auditors the audit plan for the
         year-end   financial   statements   and  intended   template  for  such
         statements.

(d)      Review and  pre-approve  all audit and  audit-related  services and the
         fees  and  other  compensation   related  thereto,  and  any  non-audit
         services, provided by the Corporation's external auditors.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Corporation's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Corporation's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e)      Review any significant  disagreement  among management and the external
         auditors  in  connection   with  the   preparation   of  the  financial
         statements.

(f) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(h)      Review certification process.

(i)      Establish a procedure  for the  confidential,  anonymous  submission by
         employees  of  the  Corporation  of  concerns  regarding   questionable
         accounting or auditing matters.

OTHER

Review any related-party transactions.

                       COMPOSITION OF THE AUDIT COMMITTEE

The following are the members of the Committee (1):


                         INDEPENDENT (1)                    FINANCIALLY LITERATE

Nick DeMare                    N                                    Y
William Lee                    Y                                    Y
Andrew Carter                  Y                                    Y


NOTE:

(1) As defined by Multilateral Instrument 52-110 ("MI 52-110").

The Corporation is relying on the exemption provided under Section 6.1 of MI52-110.

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Corporation's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52- 110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The aggregate fees billed by the Corporation's external auditors in each of the last two fiscal years for audit fees are as follows:

--------------------------------------------------------------------------------
                                            AUDIT
                                           RELATED                     ALL OTHER
FINANCIAL YEAR ENDING      AUDIT FEES        FEES       TAX FEES          FEES
--------------------------------------------------------------------------------

August 31, 2004              $11,615          Nil          Nil             Nil
August 31, 2003              $14,350          Nil          Nil             Nil
--------------------------------------------------------------------------------

NOTE:

(1) Estimated audit fee for the financial year ended August 31, 2004.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

A.       RATIFICATION OF APPROVED STOCK OPTION PLAN

The Corporation has a rolling stock option plan (the "Plan"), which makes a total of 10% of the issued and outstanding shares of the Corporation available for issuance thereunder. The Corporation's Plan was ratified and approved by the shareholders at the last annual general meeting held in February 2004. In accordance with the policies of the TSX Venture Exchange (the "Exchange"), a rolling plan, which is the type of plan the Corporation has adopted, requires the approval of the shareholders of the Corporation on an annual basis. Accordingly, the Corporation requests that the shareholders ratify and approve the Plan, with or without amendments as may be required by the Exchange.

The purpose of the Plan is to provide the Corporation with a share related mechanism to enable the Corporation to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers for their contribution toward the long term goals of the Corporation and to enable and encourage such individuals to acquire shares of the Corporation as long term investments.

The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board may issue a majority of the options to insiders of the Corporation. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Corporation result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Corporation's issued and outstanding share capital.

The following information is intended to be a brief description of the Plan and is qualified in its entirety by the full text of the Plan which is available for review by any shareholder up until the day preceding the Meeting at the Corporation's head office at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, and will be available at the Meeting:

1. The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of Shares which is 10% of the issued and outstanding shares of the Corporation. The Corporation currently has 860,000 options outstanding. The exercise price of the stock options, as determined by the Board in its sole discretion, shall not be less than the closing price of the Corporation's shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed and quoted for trading.

2. The Board will not grant options to any one person which will, when exercised, exceed 5% of the issued and outstanding shares of the Corporation.

3. Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding ten years from the date on which the Board grant and announce the granting of the option.

4. If the option holder ceases to be a director of the Corporation or ceases to be employed by the Corporation (other than by reason of death), as the case may be, then the option granted shall expire on the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Corporation, subject to the terms and conditions set out in the Plan.

The Plan may be administered by the Corporation's secretary or such other officer or employee as may be designated by the Board from time to time. Upon the approval of the Plan by the Corporation's shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Corporation regularly employed on a full-time or part-time basis, directors of the Corporation and persons who perform services for the Corporation on an ongoing basis or who have provided, or are expected to provide, services of value to the Corporation.

The Exchange policies require that the Plan be approved by the affirmative vote of a majority of the votes cast at the Meeting. Accordingly, the Corporation requests that the shareholders pass the following resolution:

         "RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

         1.       the  Plan,   in  the  form   ratified   and  approved  by  the
                  shareholders of the Corporation at the Annual and Special Meeting held on February 12, 2004, with or without amendments, as may be required by the TSX Venture Exchange, is hereby ratified, confirmed and approved;

         2. the Corporation is authorized to grant stock options pursuant and subject to the terms and conditions of the Plan entitling all of the optionholders in aggregate to purchase up to such number of common shares of the Corporation as is equal to 10% of the number of common shares of the Corporation issued and outstanding on the applicable grant date; and

         3. any one or of the directors or officers of the Corporation be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Corporation or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commission forms, as may be required to give effect to the true intent of this resolution."

An ordinary resolution requires the approval of a simple majority (>50%) of the votes cast by the shareholders of the Corporation being entitled to vote in person or by proxy at the Meeting.

B. SHAREHOLDER APPROVAL OF CHANGE OF CONTROL IN FAVOUR OF PATRICK SHERIDAN AND THE SHERIDAN PLATINUM GROUP

Pursuant to a letter of intent dated July 5, 2004 (the "LOI") between the Corporation (as purchaser) and The Sheridan Platinum Group Ltd. and Patrick Sheridan (the "Vendors") (as vendors), the Corporation agreed to purchase a 100% interest in the Duport Property (the "Property") located near Kenora, Ontario, subject to regulatory approval and certain other conditions. The transaction was announced in the Corporation's press release dated July 6, 2004. The Vendors are at arm's length to the Corporation.

Pursuant to the LOI, the purchase price for the Property will consist of:

          -    $250,000 payable in cash on closing;

          -    1,000,000 common shares of the Corporation issuable on closing;

          - $8,000,000 in five year term preferred shares (the "Preferred Shares") of the Corporation, having the terms set out below; and

          - a 2.5% net smelter returns royalty on the first 1,500,000 ounces of gold produced from the Property and 5% on the excess.

The Preferred Shares are expected to have have the following terms:

DIVIDENDS. Years one and two -- a dividend of $50,000 per year payable annually on the anniversary of the date the Preferred Shares are issued. Years 3-5 - a dividend of 4% of the issue price of the outstanding Preferred Shares (based on the original $8 million issue price), payable quarterly. The dividend will be paid in either cash or common shares of the Corporation, as determined by the Corporation may in its sole discretion. If paid in shares, the number of shares issuable will be determined by dividing the amount of the dividend by the 15 day average trading price of the Corporation's common shares for the 15 days immediately prior to the date the dividend is due.

NON-VOTING. Unless applicable dividends are in arrears and payment is not made within 60 days of due date.

NON-CONVERTIBLE. The Preferred Shares are non-convertible.

REDEEMABLE. At the Corporation's election, the Preferred Shares may be redeemed from the Vendors at any time on or before the fifth anniversary of the date of issuance of the Preferred Shares by payment of $8,000,000 cash plus a bonus of 5% ($400,000), together with any accrued by unpaid dividends. The $8,000,000 and bonus can be paid in cash or common shares at the discretion of the Corporation. If paid in common shares, the share price will be the 15 day average trading price of the Corporation's common shares for the 15 days immediately prior to the payment date. In addition, the Corporation may, at any time within 5 years after the issuance of the Preferred Shares, return the Property to the Vendors, in exchange for the return of all Preferred Shares. In such event, the Corporation will transfer the Property back to the Vendors and the Vendors will return the Preferred Shares to the Corporation.

RETRACTABLE. If the Preferred Shares have not been redeemed or returned to the Corporation, as contemplated in the immediately preceding paragraph, by the fifth anniversary of the date of issue of the Preferred Shares, the Corporation will retract the Preferred Shares in consideration of $8,000,000 plus any accrued by unpaid dividends (collectively the "Retraction Amount"). The Corporation may pay any or all of the Retraction Amount in common shares or cash, at its sole election. If paid in common shares, the shares will be issued at a price equal to the 15 day average trading price of the Corporation's common shares for the 15 days immediately prior to the payment date.

In the event that the Corporation exercises its right to retract or redeem the Preferred Shares in exchange for common shares of the Corporation, this may result in a Change of Control of the Corporation (as such term is defined in Policy 1.1 of the TSX Venture Exchange Company Manual). Based on the Corporation's currently outstanding share capital, if the Corporation retracted or redeemed the Preferred Shares in exchange for common shares, the Vendors would own approximately 35.68% of the Corporation's outstanding shares, calculated as follows:


        Shares Currently Outstanding (1)                           16,540,340
        Shares Issuable Upon Retraction (2)                         7,619,048
                                                                  -----------
        Shares Outstanding After Retraction                        24,159,388
                                                                  ===========

        Shares Currently Held by Vendors                            1,000,000
        Shares Acquired by Vendors Upon Retraction                  7,619,048
                                                                  -----------
        Shares Held by Vendors After Retraction                     8,619,048
                                                                  ===========
        % of Shares held by Vendors after retraction                   35.68%
                                                                  ===========

NOTES:

(1)  As at January 13, 2005
(2) Calculated as $8 million / $1.05/share, being the closing price of the Corporation's common shares on January 13, 2005.

The foregoing calculation is for illustrative purposes only and does not take account of additional shares which may be issued, or any purchases or sales of shares by the Vendor, subsequent to the date hereof but prior to redemption or retraction, or any change in the market price of the Corporation's shares, all of which may materially change the calculation.

As  a  result  of  the  foregoing,   the  TSX  Venture  Exchange  requires  that
shareholders approve any such Change of Control in favour of the Vendors.

Accordingly, shareholders of the Corporation will be requested at the Meeting to approve any Change of Control in favour of the Vendors which may result as a result of the transactions contemplated by the LOI, as amended or superceded from time to time, by passing the following ordinary resolution which requires the affirmative vote of a simple majority (greater than 50%) of the votes cast by shareholders at the Meeting.

         "WHEREAS the Corporation has entered into a letter agreement dated July 5, 2004 (such agreement as amended or superceded from time to time being herein referred to as the "Purchase Agreement") with Patrick Sheridan and The Sheridan Platinum Group (the Vendors") pursuant to which the Corporation has agreed to purchase the property located near Kenora, Ontario and known as the Duport Property;

         AND WHEREAS, in certain circumstances under the Purchase Agreement, there may be a Change of Control (as such term is defined in the Policies of the TSX Venture Exchange) of the Corporation, in favor of the Vendors:

         BE IT RESOLVED AS AN ORDINARY RESOLUTION, THAT:

         1. any Change of Control of the Corporation in favour of the Vendors arising out of the Purchase Agreement, be and it is hereby approved; and

         2. any one or of the directors or officers of the Corporation be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Corporation or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commission forms, as may be required to give effect to the true intent of this resolution."

OTHER MATTERS

Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may contact the Corporation at #1305 - 1090 West Georgia Street, Vancouver, BC, V6E 3V7 or by telephone at 604-685-9316 to request copies of the Corporation's financial statements and MD&A for its most recently completed financial year.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 13th day of January, 2005.




/s/ NICK DEMARE                                     /s/ HARVEY LIM
----------------------                              ----------------------------
President and Director                              Corporate Secretary





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                                      PROXY


       ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF HALO RESOURCES LTD.
                              ( THE "CORPORATION")


TO BE HELD AT:        SUITE 1305, 1090 WEST GEORGIA STREET
                      VANCOUVER, BRITISH COLUMBIA

DATE:                 WEDNESDAY, FEBRUARY 9, 2005

TIME:                 10:00 AM

THE UNDERSIGNED MEMBER ("REGISTERED SHAREHOLDER") OF THE CORPORATION HEREBY APPOINTS, Nick DeMare, a director and President of the Corporation, or failing this person, Harvey Lim, Corporate Secretary of the Corporation, or in the place of the foregoing,_____________________, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Shareholder as specified herein.


RESOLUTIONS (For full detail of each item, please see the enclosed Notice of Meeting and Management Proxy Circular.)

                                                              For       Withhold

1.   To elect as Director, Nick DeMare;                       ---          ---
     To elect as Director, William Lee;                       ---          ---
     To elect as Director, Andrew Carter;                     ---          ---
     To elect as Director, Ewan Downie;                       ---          ---
     To elect as Director, Marc Cernovitch;                   ---          ---

2.   To appoint D&H Group as Auditors of the Corporation;     ---          ---

                                                              For       Against

3.   To determine the number of Directors at five;            ---          ---

4.   To authorize the Directors to fix the auditor's
     remuneration;                                            ---          ---

5.   To consider, and if thought fit, to pass an ordinary
     resolution to ratify, confirm and approve the
     Corporation's stock option plan;                         ---          ---

6.   To consider and, if thought fit, pass an ordinary
     resolution to approve any Change of Control (as
     defined in TSX Venture Exchange Policy 1.1) of the
     Corporation in favour of Patrick Sheridan and/or
     The Sheridan Platinum Group Ltd. which may result
     pursuant to the letter agreement dated July 5, 2004
     between the Corporation, Patrick Sheridan and The
     Sheridan Platinum Group Ltd., as such agreement
     may be amended or superceded from time to time; and      ---          ---

7.   To transact such other business as may properly
     come before the Meeting.                                 ---          ---

THE UNDERSIGNED REGISTERED SHAREHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT SAID MEETING.

SIGN HERE:   ______________________________________________________________

PLEASE PRINT NAME:   ______________________________________________________

DATE:   ___________________________________________________________________

NUMBER OF SHARES REPRESENTED BY PROXY:   __________________________________


           THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED
              SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

                      INSTRUCTIONS FOR COMPLETION OF PROXY

1.   THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION.

2. This form of proxy ("Instrument of Proxy") MUST BE SIGNED by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and IF EXECUTED BY AN ATTORNEY, OFFICER, OR OTHER DULY APPOINTED REPRESENTATIVE, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. IF THIS INSTRUMENT OF PROXY IS NOT DATED in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. A REGISTERED SHAREHOLDER WHO WISHES TO ATTEND THE MEETING AND VOTE ON THE RESOLUTIONS IN PERSON, may simply register with the scrutineers before the Meeting begins.

5. A REGISTERED SHAREHOLDER WHO IS NOT ABLE TO ATTEND THE MEETING IN PERSON BUT WISHES TO VOTE ON THE RESOLUTIONS, may do the following:

     (a) APPOINT ONE OF THE MANAGEMENT PROXYHOLDERS named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternative proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

     OR

     (b) APPOINT ANOTHER PROXYHOLDER, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. THE SECURITIES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE REGISTERED SHAREHOLDER ON ANY POLL of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations or any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, THE REGISTERED SHAREHOLDER MAY STILL ATTEND THE MEETING AND MAY VOTE IN PERSON. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

--------------------------------------------------------------------------------

To be represented at the meeting, this proxy form must be received at the office of COMPUTERSHARE TRUST COMPANY OF CANADA by mail or by fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The Mailing address of COMPUTERSHARE TRUST COMPANY is ATTENTION: PROXY DEPARTMENT, 9TH FLOOR, 100
UNIVERSITY   AVENUE,   TORONTO,   ONTARIO,   M5J  2Y1  and  its  fax  number  is
1-866-249-7775.

--------------------------------------------------------------------------------